SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

UTStarcom Holdings Corp.

(Name of Subject Company (Issuer))

UTStarcom Holdings Corp.

(Name of  Filing Persons (Issuer and Offeror))

Ordinary Shares, $0.00125 par value

(Title of Class of Securities)

G9310A106

(CUSIP Number of Class of Securities)

William Wong
Chief Executive Officer
UTStarcom Holdings Corp.
52-2 Building, BDA International Enterprise Avenue
No. 2 Jingyuan North Center

Daxing District, Beijing, P.R. China
(86 10) 8520-5588
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

With a copy to:

Scott Anthony
Covington & Burling LLP
333 Twin Dolphin Drive, Suite 700
Redwood Shores, CA 94065
(650) 632-4703

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable	Not Applicable

*                                          Pursuant to General Instruction D to Schedule TO, no filing fee is required for communications made before the commencement of a tender offer

☐                                     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☒                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 19, 2012, entitled “UTStarcom Announces Plans for a Cash Tender Offer for up to US$30 Million of its Outstanding Ordinary Shares and Plans for a Reverse Share Split”

Additional Information and Where to Find It

The attached exhibit does not constitute an offer to buy or the solicitation of an offer to sell ordinary shares of UTStarcom Holdings Corp. (“UTStarcom”).  The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that UTStarcom intends to distribute to its shareholders and file with the Securities and Exchange Commission.  Shareholders and investors should read carefully the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the tender offer.  Shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that UTStarcom intends to file with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer.  Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

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